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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

                                                             KENSINGTON LEASING, LTD.

(Name of Issuer)

                                                                           Common Stock

(Title of Class of Securities)

                                                                             4901110101

(CUSIP Number)

Merrimen Investments, Ltd.

10409 Strathmore Drive, Santee, CA 92071

                                                                                   (310) 733-8079

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                                               November 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box.  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Merrimen Investments, Inc. I.R.S. Identification No. of Above Persons (entities only) 27-3642191
1	NAME OF REPORTING PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Kensington Leasing, Ltd., a Nevada corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.   It is identical to Amendment No. 1 which amendment failed to include as an exhibit the Option Purchase Agreement, dated December 1, 2010.

This Amendment is being filed to amend Items 3 through 7 of the Schedule 13D as set forth below:

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 9, 2010, Kensington Leasing, Ltd. (the “Company”) entered into an Option Purchase Agreement with Merrimen Investments, Inc. in which the Company sold to Merrimen an option to purchase up to 24,000,000 shares of Common Stock for $0.08 per share, or an aggregate of $1,920,000 on or after October 1, 2010 (the “Option”).  Under the Option Purchase Agreement, Merrimen has two demand registration rights and unlimited piggyback registration rights with respect to all shares of Common Stock that it owns (including the shares acquired under the Option).

On November 9, 2010 Merrimen exercised a portion of the Option to purchase 2,500,000 shares of Common Stock through the payment of $200,000.00.  The funds to purchase the securities of the Company came from the working capital of Merrimen.

Pursuant to an Option Purchase Agreement, dated December 1, 2010, Merrimen sold that certain Option to Purchase Common Stock, dated April 9, 2010 to Angelique de Maison for a purchase price of $179,166.66.  The purchase price was paid for using personal funds.  The Option entitled Angelique de Maison to purchase up to the remaining 21,500,000 shares of common stock of Issuer at a purchase price of $.08 a share.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of the transaction is to sell the balance of the Option to Purchase Common Stock in the Issuer.  Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns no shares of Common Stock, representing 0% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3.

On November 9, 2010, the Reporting Person exercised a portion of the Option to purchase 2,500,000 shares of Common Stock for $200,000.00.

On November 9, 2010, the Reporting Person gave an aggregate of 1,011,184 shares of Common Stock to third parties as gifts.

On December 7, 2010, the Reporting Person gave an aggregate of 1,488,816 shares of Common Stock to third parties as gifts.

Other than as set forth above, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days prior to this filing.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The information set forth under Item 3 and Item 5 is incorporated herein by reference.  Except as set forth herein or in the Reporting Person’s Schedule 13D filed with the SEC on September 29, 2010, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
3.1	Option Purchase Agreement, dated December 1, 2010 between Angelique de Maison and Merrimen Investments, Inc.
3.2

Notice of Exercise and Cancellation of Option, dated December 1, 2010, between Angelique de Maison and Kensington Leasing, Ltd.*

*Previously filed by the Issuer with its Current Report on Form 8-K filed with the SEC on    December 3, 2010.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 9, 2010	Merrimen Investments, Inc. By: Zirk Engelbrecht /s/ Zirk Engelbrecht Merrimen Investments, Inc.

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